Securities and Exchange Commiss
Trading and Markets

JAN 17 2020

RECEIVED

20004219

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | August 31,2020 |
| Estimated average burden hours per response... | 12.00 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-39210 |

## FACING PAGE
## Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/01/18 (MM/DD/YY) AND ENDING 11/30/19 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Waterford Capital, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14677 Midway Rd. Suite 205
(No. and Street)

| Addison | Texas | 75001 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hartgraves Accounting & Consulting, LLC
(Name – if individual, state last, first, middle name)

| 325 N St Paul Street, Suite 3100 | Dallas | TX | 75201 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)



RM

# OATH OR AFFIRMATION

I, David O'Connor, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Waterford Capital, Inc., as of November 30, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MARILYN K. HAJEK
Notary Public, State of Texas
Comm. Expires 03-15-2023
Notary ID 11523595

Signature

President
Title

Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition
- [x] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

**WATERFORD CAPITAL, INC.**

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED NOVEMBER 30, 2019

**WATERFORD CAPITAL, INC.**

CONTENTS

# Hartgraves
# Accounting & Consulting, LLC

## Report of Independent Registered Public Accounting Firm

To the Board of Directors of Waterford Capital, Inc.

**Opinion on the Financial Statements**
We have audited the accompanying statement of financial condition of Waterford Capital, Inc. (the "Company") as of November 30, 2019, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of November 30, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

**Supplemental Information**
The supplementary information contained in Schedule I, Computation of Net Capital Under Rule 15c3-1, Schedule II, Computation of Requirements Under Rule 15c3-3 (exemption) and Schedule III Information Relating to the Possession or Control Requirements Under Rule 15c3-3, all under the Rules of the Securities and Exchange Commission have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental

Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in Schedule I, Computation of Net Capital Under Rule 15c3-1, Schedule II, Computation of Requirements Under Rule 15c3-3 (exemption) and Schedule III Information Relating to the Possession or Control Requirements Under Rule 15c3-3, all under the Rules of the Securities and Exchange Commission are fairly stated, in all material respects, in relation to the financial statements as a whole.

Hartgraves Accounting & Consulting, LLC

This is our initial year as the auditor for the Company.

Dallas, Texas
January 14, 2020

WATERFORD CAPITAL, INC.
Statement of Financial Condition
November 30, 2019

## ASSETS

| | |
|---|---|
| Cash | $ 27,286 |
| Receivable from broker-dealers and clearing organizations | 10,451 |
| Commissions Receivable | 190,085 |
| Total assets | $ 227,822 |

## LIABILITIES AND STOCKHOLDERS' EQUITY

| | |
|---|---|
| Liabilities | |
| Accounts payable and accrued expenses | $ 171,909 |
| Total liabilities | 171,909 |
| Stockholders' equity | |
| Common stock, 500,000 shares authorized with $.01 par value, 101,000 shares issued and outstanding | 1,010 |
| Additional paid-in capital | 32,770 |
| Retained earnings | 22,133 |
| Total stockholders' equity | 55,913 |
| Total liabilities & stockholders' equity | $ 227,822 |

The accompanying notes are an integral part of these financial statements.

WATERFORD CAPITAL, INC.
Statement of Operations
For the Year Ended November 30, 2019

| | |
|---|---|
| **Revenues** | |
| Securities commissions | $ 2,807 |
| Revenue from sale of Investment Company shares | 53 |
| Interest income | 101 |
| Other income | 90 |
| Revenue from investment banking | 1,858,289 |
| | 1,861,340 |
| **Expenses** | |
| Compensation and benefits | 1,813,347 |
| Commissions and clearance paid to all other brokers | 588 |
| Occupancy and equipment costs | 10,354 |
| Promotional expenses | 3,000 |
| Professional fees | 19,110 |
| Other expenses | 7,772 |
| Regulatory fees | 6,356 |
| | 1,860,527 |
| Income before income taxes | 813 |
| Federal income tax expense | 3,134 |
| Net loss | $ (2,321) |

The accompanying notes are an integral part of these financial statements.

WATERFORD CAPITAL, INC.
Statement of Changes in Stockholders' Equity
For the Year Ended November 30, 2019

| | Common Stock | Additional Paid-in Capital | Retained Earnings | Total |
|---|---|---|---|---|
| Balances at November 30, 2018 | $ 1,010 | $ 32,770 | $ 24,454 | $ 58,234 |
| Net loss | | | (2,321) | (2,321) |
| Balances at November 30, 2019 | $ 1,010 | $ 32,770 | $ 22,133 | $ 55,913 |

The accompanying notes are an integral part of these financial statements.

WATERFORD CAPITAL, INC.
Statement of Cash Flows
For the Year Ended November 30, 2019

| | |
|---|---|
| **Cash flows from operating activities** | |
| Net loss | $ (2,321) |
| Adjustments to reconcile net income/(loss) to net cash provided (used) by operating activities: | |
| Change in assets and liabilities: | |
| Decrease in receivable from broker-dealers and clearing organizations | (79) |
| Decrease in commissions receivable | (189,876) |
| Decrease in accounts payable and accrued expenses | 167,824 |
| Net cash used by operating activities | (24,452) |
| **Cash flows from investing activities** | |
| Net cash provided by investing activities | -0- |
| **Cash flows from financing activities** | |
| Net cash provided by financing activities | -0- |
| Net decrease in cash | (24,452) |
| Cash at beginning of year | 51,738 |
| Cash at end of year | $ 27,286 |

**Supplemental Disclosure of Cash Flow Information**

| | |
|---|---|
| **Cash paid during the year for:** | |
| Interest | $ -0- |
| Income taxes | $ 3,134 |

The accompanying notes are an integral part of these financial statements.

Note 1 - Summary of Significant Accounting Policies

Waterford Capital, Inc. (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company operates under ("SEC") Rule 15c3-3(k)(2)(ii), which provides that all funds and securities belonging to the Company's customers would be handled by a clearing broker-dealer. The Company is a Texas corporation, and its customers are located throughout the United States.

Security transactions (and related commission revenue and expense) are recorded on a trade date basis as securities transactions occur.

Revenue is recognized as earned based upon the contractual terms of each respective investment banking agreement, generally at the completion of the transaction.

Compensated absences have not been accrued because the amount cannot be reasonably estimated.

Receivables from broker-dealers and clearing organizations are generally collected in full in the month following their accrual. As such, management has not recorded an allowance for doubtful accounts on these receivables. The Company advances funds to its registered representatives as determined necessary by management. The advances are generally recouped upon the following commission payment cycle. Management records an allowance for bad debts based on a collectability review of specific accounts. Any receivables deemed uncollectible are written off against the allowance. At November 30, 2019 there were no amounts receivable from registered representatives.

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due. The provision for federal income taxes differs from the expected amount using statutory rates because certain expenses included in the determination of net income are non-deductible for tax reporting purposes. The expense from the current year income has been reported in these financial statements.

Any potential interest and penalty associated with a tax contingency, should one arise, would be included as a component of income tax expense in the period in which the assessment arises.

The Company's federal and state income tax returns are subject to examination over various statutes of limitations generally ranging from three to five years from the date of filing.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At November 30, 2019, the Company had net capital of approximately $37,163 and net capital requirements of $5,000. The Company's ratio of aggregate indebtedness to net capital was 4.63 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 3 - Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c3-3(k)(2)(ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts.

Note 4 - Commitments and Contingencies

Included in the Company's clearing agreement with its clearing broker-dealer, is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade.

At November 30, 2019, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

Supplemental Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

as of

November 30, 2019

**Schedule I**

WATERFORD CAPITAL, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of November 30, 2019

**COMPUTATION OF NET CAPITAL**

| | |
|---|---|
| Total stockholders' equity qualified for net capital | $ 55,913 |
| Add: | |
| Other deductions or allowable credits | -- |
| Total capital and allowable subordinated liabilities | 55,913 |
| Deductions and/or charges | |
| Non-allowable receivables | 18,750 |
| Net capital before haircuts on securities positions | 37,163 |
| Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f)) | -- |
| Net capital | $ 37,163 |

**AGGREGATE INDEBTEDNESS**

| | |
|---|---|
| Items included in statement of financial condition: | |
| Accounts payable and accrued expenses | $ 171,909 |
| Total aggregate indebtedness | $ 171,909 |

**Schedule I (continued)**

WATERFORD CAPITAL, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of November 30, 2019

## COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

| | |
|---|---|
| Minimum net capital required (6 2/3% of total aggregate indebtedness) | $ 11,461 |
| Minimum dollar net capital requirement of reporting broker or dealer | $ 5,000 |
| Net capital requirement (greater of above two minimum requirement amounts) | $ 11,461 |
| Net capital in excess of required minimum | $ 25,702 |
| Excess net capital at 1000% | $ 19,972 |
| Ratio: Aggregate indebtedness to net capital | 4.63 to 1 |

## RECONCILIATION WITH COMPANY'S COMPUTATION

There were no differences in the computation of net capital under Rule 15c3-1 from the Company's computation.

Report of Independent Registered Public Accounting Firm

On Management's Exemption Report

Required By SEC Rule 17a-5

Year Ended November 30, 2019

Hartgraves
Accounting & Consulting, LLC

**Report of Independent Registered Public Accounting Firm**

Board of Directors
Waterford Capital, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (a) Waterford Capital, Inc. identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which Waterford Capital, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) and (k)(2(i) (the exemption provisions) and (b) Waterford Capital, Inc. stated that Waterford Capital, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Waterford Capital, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Waterford Capital, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph, (k)(2)(ii) and (k)(2)(i) of 17 C.F.R. § 240.15c3-3.

*Hartgraves Accounting & Consulting, LLC*

Dallas, Texas
January 14, 2020

325 N. St. Paul Street, Suite 3100
Dallas, TX 75201
www.hartgravesllc.com
(214) 738-1998
admin@hartgravesllc.com

WATERFORD CAPITAL

14677 Midway Rd., Suite 205
Addison, TX 75001
T: 214.363.6920
www.waterfordcapital.com

## Waterford Capital Inc. Exemption Report

Waterford Capital Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k)(2)(i) and (k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

I, David O'Connor, swear (or affirm) that, to my best knowledge and belief, this exemption report is true and correct.

Regards,

President
Date of Report: January 10, 2020